Mail Stop 4561

October 22, 2008

Mr. Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

> **Re:** **Ampal-American Israel Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 0-00538**

Dear Mr. Maiman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kristi Marrone
Staff Accountant